

PJ Treide · 2nd

Principal Owner at Bighorn Design Studio

Sheridan, Wyoming · 500+ connections · **Contact info**

 **Bighorn Design Stud**

 **University of Wyomi**

Experience



Principal Owner

Bighorn Design Studio

Mar 2015 – Present · 5 yrs 5 mos

Sheridan, WY

If you would have told me five years ago that I'd soon be starting one of fastest growing companies in the Rocky Mountain region, with one of the greatest teams around, I might have raised an eyebrow. If you added that the company would be built around design, marketing, light manufacturing, design, inventory, eCommerce management, and customized shipping and fulfillment services, AND based right here in Sheridan, Wyoming.... I surely would have been a disbeliever.

Bighorn Design Studio is a diverse light manufacturer specializing in the design, pro ...**see mor**



Telemedicine Project Manager & Western Region Business Development Manage

HealthLinkNow

Dec 2012 – Oct 2015 · 2 yrs 11 mos

Western United States

I was very fortunate to be a small part of the exciting changes that are occurring in healthcare through the use of telemedicine. My work, though different from anything I had done in my professional career, was extremely rewarding. While I have moved on from telemedicine, I am highly motivated to continue being an advocate for telemedicine and its use to achie ...**see mor**



Executive Director of Development
Volunteers of America
Aug 2010 – Dec 2012 · 2 yrs 5 mos
Sheridan, Wyoming

Education



University of Wyoming
Bachelor of Applied Science (BASc), Finance & Economics
1994 – 1999



